Filed pursuant to Rule 424(b)(3)
File No. 333-119338

September 19, 2006

SUPPLEMENT DATED SEPTEMBER 19, 2006 TO PROSPECTUS DATED JUNE 1, 2006

Dear Investor(s):

GRANT PARK FUTURES FUND AUGUST PERFORMANCE UPDATE

FUND	AUGUST	2006 YTD	Total NAV	NAV/Unit
Grant Park Futures Fund Class A Units	2.20%	8.18%	$56.2M	$1,152.704
Grant Park Futures Fund Class B Units	2.12%	7.56%	$299.5M	$1,015.679

TRADING ADVISORS	AUGUST	2006 YTD	% of Fund
Rabar Market Research (Div)	2.50%	8.70%	18%
EMC Capital Management (Classic)	1.13%	16.56%	21%
Eckhardt Trading (Global)	1.32%	-5.02%	7%
Graham Capital Management (GDP)	-1.39%	-0.14%	6%
Winton Capital Management (Div)	3.86%	6.76%	21%
Saxon Investment Corp (Div)	-1.16%	6.18%	8%
Welton Investment Corporation	5.58%	9.94%	15%
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

The Grant Park Futures Fund reported trading gains during the month. Profits came from a majority of sectors, with the biggest advances stemming from positions in the currency and interest rate markets. Positions in the metals, stock indices and soft/agricultural commodities also garnered gains. Losses came solely from the energy sector.

Short positions in the Japanese yen resulted in gains for the currency sector as the yen depreciated against the British pound and the euro after the Bank of England and the European Central Bank elected to tighten short term interest rates earlier in the month. Weaker than expected economic data out of Japan also benefited yen short positions.

Long positions in the interest rate sector were profitable as the weak Japanese economic data pushed Japanese Government bonds higher for the month. U.S. Treasury products were higher as a slowing U.S. housing market combined with lower personal consumption data to push prices higher.

Long positions in the metal sector posted gains as inventories of nickel at the London Metals Exchange sank to approximately two days of market consumption, pushing the price of the base metal considerably higher on the month.

Long positions in the stock indices produced gains as global share markets were higher after the U.S. Federal Reserve Bank decided not to raise short-term interest rates for the first time in seventeen consecutive meetings. The Hong Kong Hang Seng posted material gains as analysts suggested that exporters benefited the most from the U.S. central bank’s decision.

555 West Jackson          Suite 600          Chicago, IL 60661          312.756.4450          312.756.4452 fax          800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)          www.dearborncapital.com

Long positions in the live stock markets resulted in gains for the soft/agricultural commodity sector. Analysts suggested that strong commercial demand sent prices for live hogs higher and the resumption of beef exports from the United States to Japan pushed prices for live cattle higher.

Lastly, long positions in the energy sector sustained losses for the month. Crude oil prices fell after a plot to blow up U.S. airliners was foiled by British intelligence, resulting in speculation that worries over terrorism and strict new travel guidelines would result in less air travel and lower demand for jet fuel.

OTHER FUND NEWS

Please visit our new updated website at www.dearborncapital.com. The website contains daily performance as well as weekly and monthly performance with commentary. You no longer need a user ID and password to access the website. If you have any questions or concerns regarding your account, please do not hesitate to call our offices at (312) 756-4450 or e-mail us at funds@dearborncapital.com.

Sincerely,

David Kavanagh
President

Enclosures
PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE, OFFERING BY PROSPECTUS ONLY

Daily fund performance is available on our website at www.dearborncapital.com along with weekly commentary. Weekly performance information is also available on our performance hotline at (312)788-2272 or (866) 516-1574 (toll free)

555 West Jackson          Suite 600          Chicago, IL 60661          312.756.4450          312.756.4452 fax          800.217.7955
Performance Hotline: 866.516.1574 (Toll Free)          www.dearborncapital.com

GRANT PARK FUTURES FUND, LIMITED PARTNERSHIP
ACCOUNT STATEMENT
(PREPARED FROM BOOKS WITHOUT AUDIT)
FOR THE MONTH ENDED
AUGUST 31, 2006
Statement of Income
	Month (A Units) In US $	Year to Date (A Units) In US $	Month (B Units) In US $	Year to Date (B Units) In US $
Trading Income (Loss):
Realized Trading Income (Loss)	(1,053,406)	3,704,783	(5,576,849)	17,811,582
Change in Unrealized Income (Loss)	2,513,188	2,196,696	13,305,104	10,815,236
Brokerage Commissions	(15,035)	(163,891)	(79,599)	(795,850)
Exchange, Clearing Fees and NFA charges	(20,340)	(213,447)	(107,682)	(1,037,017)
Other Trading Costs	(25,248)	(183,489)	(133,664)	(903,027)
Change in Accrued Commissions	(11,051)	(3,568)	(58,512)	(20,737)
Net Trading Income (Loss)	1,388,108	5,337,084	7,348,798	25,870,187
Other Income:
Interest, U.S. Obligations	124,457	830,911	658,888	4,080,335
Interest, Other	111,787	826,986	591,812	4,061,211
Total Income (Loss)	1,624,352	6,994,981	8,599,498	34,011,733
Expenses:
Incentive Fees to Trading Managers	89,934	489,448	476,119	2,433,799
Administrative Fees	11,946	94,067	63,243	459,439
O&O Expenses	9,557	75,253	151,783	1,102,653
Brokerage Expenses	289,090	2,276,396	1,644,311	11,945,405
Illinois Replacement Tax	0	0	0	0
Total Expenses	400,527	2,935,164	2,335,456	15,941,296
Net Income (Loss)	1,223,825	4,059,817	6,264,042	18,070,437
Statement of Changes in Net Asset Value
Beginning Balance	55,310,565	54,403,647	283,212,327	235,494,172
Additions	380,000	5,550,680	11,619,865	73,203,179
Net Income (Loss)	1,223,825	4,059,816	6,264,042	18,070,437
Redemptions	(665,758)	(7,765,511)	(1,593,616)	(27,265,170)
Balance at AUGUST 31, 2006	56,248,632	56,248,632	299,502,618	299,502,618
Total Units Held at End of The Period		48,797.09754		294,879.12850
Net Asset Value Per Unit		1,152.704		1,015.679
Rate of Return	2.20%	8.18%	2.12%	7.56%

To the best of my knowledge and belief the
Information contained herein is accurate and complete.
___________________________________________________________
DAVID KAVANAGH, PRESIDENT
FOR DEARBORN CAPITAL MANAGEMENT, LLC
GENERAL PARTNER OF GRANT PARK FUTURES FUND LIMITED PARTNERSHIP